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                                                                       EXHIBIT J

                                                             IMO INDUSTRIES LOGO

                                                                    July 2, 1997

Dear Stockholder:

     On behalf of the Board of Directors of Imo Industries Inc., I am pleased to inform you that, on June 26, 1997, Imo entered into an Agreement and Plan of Merger with United Dominion Industries Limited ("UDI") and UD Delaware Corp., an indirect wholly-owned subsidiary of UDI ("UDI Sub"), pursuant to which UDI Sub has commenced today a tender offer to purchase all of the outstanding shares of Imo's common stock (the "Shares"), together with the associated rights to purchase Imo's Series B Junior Participating Preferred Stock, at $6.00 per Share in cash (the "Offer"). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 30, 1997.

     Following the successful completion of the Offer, UDI Sub will be merged into Imo (the "Merger"), Imo will become a wholly owned subsidiary of UDI and all Shares not purchased pursuant to the Offer will be converted into the right to receive in cash $6.00 per Share or such higher price as may be offered pursuant to the Offer, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF IMO STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT IMO STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Credit Suisse First Boston Corporation ("CSFB"), that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains important financial and other information relating to that decision. I urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9 and CSFB's fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal, for use in tendering the Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of Imo, thank you for your support.

                                          Sincerely,

                                          /S/ DONALD K. FARRAR

                                          DONALD K. FARRAR
                                          Chairman, President and Chief
                                            Executive Officer